Filed pursuant to Rule 433

Registration Statement No. 333-131915

Free Writing Prospectus

Dated March 23, 2006

3,000,000 Shares

Shoe Pavilion, Inc.

Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated March 3, 2006 relating to these securities.

Common stock offered by Shoe Pavilion	2,000,000 shares pursuant to an effective registration statement on Form S-1 on file with the Securities and Exchange Commission.

Common stock offered by the selling stockholder	1,000,000 shares. The selling stockholder has also granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover any over-allotments.

Public offering price	$7.20 per share, with an estimated underwriting discount of $0.432 per share.

Use of Proceeds	We estimate that the net proceeds from the sale of 2,000,000 shares of common stock we are offering to be approximately $13.1 million, based on the public offering price of $7.20 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as described in the preliminary prospectus.

Consolidated Balance Sheet Data

The following table sets forth our:

•      actual balance sheet data at October 1, 2005;

•      pro forma balance sheet data at October 1, 2005, reflecting (i) the exercise of options to acquire 122,500 shares of our common stock at an average exercise price of $1.75 per share during the period from October 2, 2005 through February 24, 2006; (ii) the sale of 3,000 shares of Series A Convertible Preferred Stock and warrants to purchase 142,857 shares of our common stock for an aggregate purchase price of $3.0 million, less the direct costs of the sale, subsequent to October 1, 2005; and (iii) the subsequent conversion of the Series A Convertible Preferred Stock into 571,428 shares of our common stock in January 2006; and

•      pro forma as adjusted balance sheet at October 1, 2005, reflecting the sale of 2,000,000 shares of our common stock to be sold by us in this offering and the receipt and application of the net proceeds from the sale thereof, based on the public offering price of $7.20 per share and after deducting the underwriting discount and estimated offering expenses, which together aggregate $1.3 million.

         The table does not include the fair market value of warrants to be issued to Wedbush Morgan Securities Inc. upon the completion of this offering, which we estimate to be $377,000.

	October 1, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:

Working capital	$19,462	$22,319	$35,427
Total assets	54,263	57,190	59,725
Total liabilities	32,275	32,345	21,772
Stockholders’ equity	21,988	24,845	37,953

Capitalization

Our pro forma as adjusted total capitalization was $42.7 million and our additional paid-in capital was $30.0 million, in each case as of October 1, 2005, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and based on the number of shares of our common stock outstanding as of October 1, 2005 and after reflecting the adjustments with respect to the pro forma capitalization, excluding the following securities:

•      up to 142,857 shares of common stock issuable upon exercise of outstanding warrants, of which 71,429 are exercisable at a price of $8.00 per share and 71,428 are exercisable at an exercise price of $11.00 per share;

•      up to 431,000 shares of common stock issuable upon exercise of options granted under our Amended and Restated 1998 Equity Incentive Plan and our Directors’ Stock Plan (collectively, the “Stock Plans”) with a weighted average exercise price of $3.53 per share; and

•      up to 539,229 shares of common stock reserved for issuance for future option grants under our Stock Plans.

In addition, these numbers do not include up to 150,000 shares of common stock issuable upon exercise of warrants with an exercise price of $8.64 to be issued to Wedbush Morgan Securities Inc. upon completion of this offering.

Underwriting

Wedbush Morgan Securities Inc. and Roth Capital Partners, LLC are acting as the managing underwriters for the offering. Each underwriter has agreed to purchase from us and the selling stockholder the respective number of shares of common stock shown opposite its name below.

Wedbush Morgan Securities Inc.                     2,400,000

Roth Capital Partners, LLC                                 600,000

Shares sold by the managing underwriters to securities dealers, including any other participating underwriters, may be sold at a discount not in excess of $0.26 per share from the public offering price. The underwriters may allow, and these dealers may re-allow other dealers, a discount not in excess of $0.10 per share.

Shoe Pavilion has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Shoe Pavilion has filed with the SEC for more complete information about Shoe Pavilion and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Shoe Pavilion or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1.800.381.6885.